APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Kid Sister

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
6000 Advertising & Marketing	2,150.00
6005 Business Licenses	255.00
6010 Commissions & Fees	15.00
6015 Contract Labor	1,125.00
6025 Continuing Education	2,907.96
6050 Legal & Professional Fees	2,400.00
6055 Meals	237.57
6060 Office Expenses	0.00
6061 Bank Charges & Fees	96.00
6062 Software & Applications	403.93
6163 Office Supplies & Shipping	74.90
Total 6060 Office Expenses	**574.83**
6105 Travel	4,149.70
Total Expenses	**$13,815.06**
NET OPERATING INCOME	**$ -13,815.06**
Other Income	
7100 Interest Earned	3.14
Total Other Income	**$3.14**
NET OTHER INCOME	**$3.14**
NET INCOME	**$ -13,811.92**

Kid Sister

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Navy Federal Checking	31,358.27
1005 Navy Federal Savings	255.57
Total Bank Accounts	**$31,613.84**
Total Current Assets	**$31,613.84**
TOTAL ASSETS	**$31,613.84**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
2500 LT Business Loans	0.00
2520 Convertible Loan	10,000.00
Total 2500 LT Business Loans	**10,000.00**
Total Long-Term Liabilities	**$10,000.00**
Total Liabilities	**$10,000.00**
Equity	
3100 Partner Contributions	0.00
3105 Partner 1	30,225.76
3115 Partner 2	5,200.00
Total 3100 Partner Contributions	**35,425.76**
3500 Retained Earnings	0.00
Net Income	-13,811.92
Total Equity	**$21,613.84**
TOTAL LIABILITIES AND EQUITY	**$31,613.84**

I, Casey J. Lewandrowski, certify that:

1. The financial statements of High Low & Co. LLC included in this Form are true and complete in all material respects; and
2. The tax return information of High Low & Co. LLC has not been included in this Form as High Low & Co. LLC was formed on 01/01/2022 and has not filed a tax return to date.

Signature _Casey J. Lewandrowski_

Name: Casey J. Lewandrowski

Title: Owner & Business Manager